Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of November 11, 2019, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the nine months ended September 30, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to interim financial reporting, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2019 and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2018, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). The Company and Ganfeng Lithium Co. Ltd., (“Ganfeng”) are joint operation partners in Minera Exar. Thacker Pass is a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On August 16, 2019 the Company closed a transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160.0 million (such transaction, the “Project Investment”). Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar.

Lithium Americas and Ganfeng, as part of the Project Investment, implemented certain amendments to the shareholders agreement (the “Shareholders Agreement”) governing the Cauchari-Olaroz project joint operation (the “Joint Operation”), including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Operation. In addition, on closing of the Project Investment, Minera Exar repaid an $8.0 million loan, together with accrued but unpaid interest thereon, that was previously advanced by the Company as interim funding for the construction and development of Caucharí-Olaroz during the closing of the transaction with Ganfeng in Q4, 2018 (the “Transaction”).

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a Joint Operation company, Minera Exar S.A. and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a Joint Operation company, Exar Capital B.V. Additional information relating to the Company is available on SEDAR at www.sedar.com.

1

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

NINE MONTHS ENDED SEPTEMBER 30, 2019 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

Lithium Americas and Ganfeng continue to actively work with Minera Exar to advance construction, procurement and engineering at Cauchari-Olaroz with the goal of producing the highest quality battery grade lithium carbonate.

•	Construction activities are on schedule to support the start of production by early 2021.
•	Overall the project is 25% complete with 42% of construction capital costs committed including 24% spent.
•	13 of the 40 production wells are complete with a further seven under execution.
•	Earthworks for the ponds is 70% complete with five ponds lined, three more in progress and four filled with brine.
•	Erection of a warehouse and a soda ash storage building is well advanced.
•	Process plant construction continues on schedule to support mechanical completion by the end of 2020.
•	Currently 730 people are working on Cauchari-Olaroz, including 265 employees and 465 contractors.
•	In August, Ganfeng completed a $160.0 million investment in Cauchari-Olaroz increasing its interest to 50% from 37.5% and reducing the Company’s interest from 62.5% to 50%.
•	Lithium Americas’ 50% share of Cauchari-Olaroz’s construction costs is expected to be fully-funded with $221.0 million still available under the Company’s credit and loan facilities.
•	Completed and filed on SEDAR a definitive feasibility study for production capacity of 40,000 tonnes per annum of battery-quality lithium carbonate.

Thacker Pass:

•	Plan of Operation deemed complete by Bureau of Land Management (“BLM”) with major permits for Phase 1 expected to be received by the end of 2020.
•

Partnered with Sawtooth Mining LLC, a subsidiary of NACCO Industries, Inc. (NYSE: NC) and The North American Coal Corporation, in a long-term mining contract to provide mine engineering, construction, operation and reclamation services as well as certain mining equipment.

•	Produced over 5,000 kg of high-quality lithium sulphate at the process testing facility in Reno, Nevada.
•	Engaged third-party vendors to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.
•	Commenced a definitive feasibility study (“DFS”) with a Phase 1 production capacity of 20,000 tonnes per annum lithium carbonate equivalent (“LCE”) which is expected to be complete by mid-2020.
•	Entered into a contract with The Industrial Company to complete key aspects of the feasibility study.
•	Project permitting and DFS costs are expected to be funded from available cash on hand.
•	Exploring financing options, including the possibility of a joint venture partner at Thacker Pass.

Corporate:

•

Following closing of the Project Investment, the Company’s investment in Cauchari-Olaroz is accounted for as a joint operation and the Company now recognizes its share of any assets, liabilities and results of the joint operation rather than equity accounting for the investment.

•

As at September 30, 2019, the Company had $108.1 million in cash and cash equivalents, including $73.7 million representing the Company’s 50% share of Joint Operation’s cash and cash equivalents and $34.4 million held by Lithium Americas and subsidiaries.

2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

•	As at September 30, 2019, the Company has total available credit of $221.0 million.
•

The Company has drawn $83.8 million of the $205.0 million senior credit facility available to fund the Company’s share of Cauchari-Olaroz project construction. An additional $100.0 million unsecured, limited recourse, subordinated loan facility, remains undrawn and available for the Company’s general corporate purposes.

•	On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company.

OUTLOOK

The Company continues to focus on advancing the Cauchari-Olaroz and Thacker Pass projects to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is continuing the construction and development of the Caucharí-Olaroz project. Pond construction is on schedule to complete all evaporation ponds covering a total of approximately 12 km2 during the first quarter of 2020. Processing plant construction has commenced and is expected to be completed in the second half of 2020 and the project remains on track to reach production under the current development plan by early 2021.

Additionally, the Company continues to advance engineering work and mine plan design for its Thacker Pass project in Nevada, USA. The Company has also completed environmental baseline data collection and is advancing its permitting applications. The Plan of Operation has been deemed complete by the BLM and the Environmental Impact Statement (“EIS”) process under the National Environmental Policy Act is on schedule to be completed by December 2020.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a process testing facility in Reno, Nevada, the Company is considering the production of lithium hydroxide and lithium carbonate directly from lithium sulphate to provide added flexibility to future market demand. The testing and optimization is well underway, and the results will form the basis of the definitive feasibility study (DFS) for the Thacker Pass project, expected to be released by mid-2020.

3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

FIGURE A CONSTRUCTION OF REAGENTS WAREHOUSE.

FIGURE B BRINE CONCENTRATION AFFECTS ITS COLOR

4

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Project Details

Caucharí-Olaroz is located in Jujuy Province in north west Argentina. The Project is situated in the Salar de Olaroz and Salar de Caucharí, adjacent to Orocobre Ltd.’s Olaroz facility, which has been in production since 2015. The Project is well serviced by nearby infrastructure including major paved highways which connect to the port of Antofagasta in Chile, a high-voltage transmission line, an adjacent 300MW solar project and a gas pipeline.

The 40,000 tpa DFS includes a conventional, commercially-proven brine processing technology optimized from the salar in partnership with Ganfeng to produce battery-quality Li2CO3 that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries. The DFS follows the 2017 feasibility study on a 25,000 tpa Li2CO3 project (“25,000 tpa DFS”).

Project Development Status

•

Wells and piping. Construction of wells continues as planned with a total of 13 wells completed with brine available to pump at 260 liters/second and 7 wells under execution. Currently brine is pumped at 200 liters/second into the ponds.

•

Evaporation ponds. Earthworks for a total of 13 ponds (11 pre-concentration and 2 halite) was complete. Liner was installed in 5 pre-concentration ponds and is being installed in 3 more ponds. Four ponds are filled with brine. Overall earthworks for ponds is 70% complete. The liming purification process of the brine in the ponds is expected to commence in Q2 2020.

•

Engineering. Engineering is 59% complete, including peripherals 80% complete and lithium carbonate plant is 48% complete. Engineering is on track to continue carbonate plant construction and construction of ponds.

•	Processing plant, camp and on-site infrastructure. Construction of the camp and plant platforms was completed and construction of concrete foundations for the buildings is under execution.
•	Buildings. Erection of a warehouse and a soda ash storage building is well advanced.
•

Procurement. A significant amount of long-lead time equipment purchases and construction contracts has been awarded. Contractors for the production wells, ponds and liners, civil works (roads and well platforms), permanent camp, concrete works and structural steel (buildings) are engaged at the Project site. Equipment components for the lithium carbonate plant are expected to begin arriving to the site later this year.

•	Offsite infrastructure. Permits for the construction of gas pipeline and power line were granted to Minera Exar and construction will follow.

Permitting

An update to the “Environmental Impacts Report for Exploitation” for Caucharí-Olaroz was approved by Jujuy Province in 2017 providing all necessary permits to support the 25,000 tpa DFS. In accordance with the provincial requirements, an update was submitted in August 2019 and is currently being evaluated by the Jujuy Province to expand the initial production capacity to 40,000 tpa of Li2CO3. This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the project description to reflect the current development plan and increased production capacity. An audience with the authorities and communities took place late October, and approval is expected to follow.

5

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Health and Safety

The Total Recordable Incident Rate for Cauchari-Olaroz at the end of the third quarter was 12.41 per 200,000 hours worked, the Lost Time Case Rate was 0.15 per 200,000 hours worked.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes development of manuals and conducting practical activities at site.

Environmental Responsibility & Social Benefits

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The DFS highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Project continues to grow.

Economic benefits of expanded Caucharí-Olaroz Project include (based on 40,000 tpa DFS and $12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – total of $4.2 billion for life of mine (or $114 million per year)
•	Increase in royalty and mining duty payments
•	Increase in employment taxes
•	Extending the current employment opportunities with over 700 Minera Exar employees and contractors
•	Extending the relationships with the local communities with at least a 40 year project life

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

6

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Project Financing and Liquidity

In 2017, the Company closed two financing arrangements, one with Ganfeng and one with Bangchak. Between the two financings, Lithium Americas raised $205 million in debt and $80 million in equity.

In connection with the Transaction with Ganfeng, which closed on October 31, 2018, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility.

As of September 30, 2019, $423 million of the $565 million total construction capital costs were remaining to be expended. A further $93 million in expected taxes and refundable VAT is required prior to production. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng and $147 million in capital on Minera Exar’s balance sheet which includes the remaining proceeds from the $160 million Project Investment by Ganfeng. Lithium Americas’ 50% share of all additional funding required up to the start of production, including working capital, is expected to be fully-funded from its $221 million in available credit and loan facilities.

A total of $163 million was advanced to Minera Exar in 2019 prior to the Project Investment in the form of loans by the Company and Ganfeng to fund the construction.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Nine Months Ended September 30, 2019 Highlights” above.

Political and Economic Changes in Argentina

Although one of the world's wealthiest countries 100 years ago, Argentina suffered during most of the 20th century from recurring economic crises, persistent fiscal and current account deficits, high inflation, mounting external debt, and capital flight. According to the March 2019 Organisation for Economic Co-operation and Development (OECD) Economic Survey for Argentina, the Argentine economy is in recession and the government has found bringing down high inflation to be very challenging.

With the election of President Mauricio Macri in November 2015, the government took steps to liberalize the economy, including lifting capital controls, floating the peso, removing certain export controls, and other related measures. In August 2019, President Macri lost a key primary vote, and subsequently in October 2019, lost a general election, to presidential candidate Alberto Fernandez. Mr. Fernandez is expected to assume the presidential office on December 10, 2019.

Following the August 2019 primary, in September 2019 the Argentine government introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to, a requirement that proceeds of exports be repatriated at the applicable exchange rate, restrictions on payment of dividends without approval from the Argentinean Central Bank, and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate; however, it is possible that the Argentine government expands the existing controls, or introduces new regulations, at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately held businesses.

The Company’s development of the Cauchari-Olaroz project exposes it to risks associated with doing business in Argentina, including capital controls, foreign exchange regulations, and other changes in governmental policy. Although the Company undertakes measures to mitigate such risks, there can be no assurances that the Company will be successful in such mitigation, or that realization of any of such risks will not have a material and adverse affect on the Company. For a fuller description of the risks the Company is exposed to, please see the Company’s most recent annual information form and annual MD&A on SEDAR.

7

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Planned Activities on the Project

The Caucharí-Olaroz construction milestones achieved to date and the target timetable are as follows:

•	Q1 2018 – Construction commenced on first evaporation ponds
•	Q4 2018 – Began filling first evaporation pond with brine
•	Q2 2019 – Commenced civil works and building erection for lithium carbonate plant
•	Q4 2019 – Process equipment arrival to site commences
•	Q2 2020 – Complete pond construction & liming process at the ponds commences
•	Q3 2020 – Complete production wellfield
•	Q4 2020 – Lithium carbonate plant mechanical completion
•	Early 2021 - Commissioning and first production
•	2022 – Full 40,000 tpa production rate achieved

40,000 TPA Feasibility Study

On September 30, 2019 the Company announced results of a 40,000 tonnes per annum (“tpa”) definitive feasibility study (“40,000 tpa DFS" or “DFS”) on the Caucharí-Olaroz project. A copy of the 40,000 tpa DFS has been filed on SEDAR concurrent with this MD&A. Lithium Americas and Ganfeng have authorized Minera Exar to proceed with the plan to produce 40,000 tpa of battery-quality lithium carbonate (“Li2CO3”) as outlined in the DFS subject to obtaining the necessary permits.

The results of the DFS are provided in Table 1 on a 100% equity project basis:

Table 1: Caucharí-Olaroz 40,000 TPA DFS Results

40,000 TPA DFS
Lithium carbonate average long-term price(1)	$12,000/t Li2CO3
Production capacity	40,000 tpa Li2CO3
Project life	40 years
Construction capital costs(2)	$565 million
Operating costs	$3,576/t Li2CO3
Average EBITDA(3)	$307 million
After-tax NPV10% (2)(3)	$1,330 million
1.	Assumes lower price of $8,000/t and $10,000/t in 2021 and 2022, respectively.
2.	Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV.
3.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Financial Measures”.

Operating Costs

The operating and construction capital cost estimates have been reviewed and confirmed by Andeburg Consulting Services Inc. (“ACSI”) in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The Project cost estimates are based on an exchange rate of 45:1 Argentine pesos to the U.S. dollar. Despite the recent depreciation in Argentine pesos, Minera Exar does not expect a material impact to the operating and capital cost estimates as presented in U.S. dollars.

The operating cost estimates in the 40,000 tpa DFS have increased in comparison to the 25,000 tpa DFS primarily as a result of an $824/t increase in reagent costs. The increased reagent use reflects process changes designed to consistently achieve more stringent low impurity specifications of battery material customers.

The average operating costs were calculated for a facility with production of 40,000 tpa of battery-quality Li2CO3 and are presented in Table 2 below.

8

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Table 2: Caucharí-Olaroz - Operating Costs

	25,000 TPA DFS		40,000 TPA DFS
Category	Operating Cost ($/t Li2CO3)	% of Total	Operating Cost ($/t Li2CO3)	% of Total
Reagents	$991	40%	$1,815	51%
Pond harvesting & tailings management	$345	14%	$369	10%
Maintenance	$210	8%	$302	8%
Labor	$166	7%	$283	8%
Electric power	$187	7%	$222	6%
Natural gas	$85	3%	$145	4%
G&A	$86	3%	$141	4%
Product transportation	$170	7%	$127	4%
Catering, security & third-party services	$97	4%	$61	2%
Consumables	$51	2%	$53	1%
Water treatment system	$38	2%	$41	1%
Diesel	$69	3%	$17	<1%
Total Operating Costs	$2,495	100%	$3,576	100%

Capital Costs

The total construction capital cost is estimated at $565 million inclusive of a $39 million contingency and  $105 million in capital costs incurred before June 30, 2019. Considering that the Project construction is well underway with many key contracts and purchase orders already awarded and under execution including the process equipment, the level of confidence in the budgeted capital cost is expected to be approximately ±10%. Minera Exar does not expect any material impact on the capital costs as a result of the recent foreign exchange regulations and controls enacted by the Argentine Government.

The  33% increase in capital costs from the 2017 25,000 tpa DFS to  the 2019 40,000 tpa DFS supports the 60% increase in production capacity. Much of the increased capital cost estimate is the result of an increase in the size of equipment, infrastructure, wells and piping without any major change in the pond layout under construction. The cost increase in the ponds corresponds to additional electromechanical work not previously included in the 25,000 tpa DFS.

Detailed capital cost estimates are presented on a 100% project equity basis in Table 3 and are exclusive of value added taxes (“VAT”), other taxes, working capital and pre-production costs.

Table 3: Caucharí-Olaroz – Construction Capital Costs

Category	25,000 TPA DFS ($ millions)(2)	40,000 TPA DFS(1)(2) ($ millions)
Lithium carbonate plant	$122	$155
Evaporation ponds	$129	$146
Infrastructure	$68	$96
Wells and piping	$15	$61
Indirect Cost	$37	$67
Contingency	$55	$39
Total Construction Capital Costs	$425	$565
1.	Total capital costs of $565 million include $105 million of sunk capital costs as of June 30, 2019. Sunk costs are excluded from financial analysis in the DFS.
2.	Totals do not add due to rounding.

The sustaining capital requirement is estimated at an average of $7.2 million per year (approximately $180/t Li2CO3 produced).

9

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the 40,000 tpa DFS as of June 30, 2019. The analysis contained in the DFS exclude $105 million in sunk capital costs as of June 30, 2019 which are included in the total construction cost estimate of $565 million.

A Li2CO3 price of $8,000/t and $10,000/t is assumed for 2021 and 2022, respectively, to reflect short-term market conditions. A production ramp up schedule of 15,250 t and 36,000 t was assumed in 2021 and 2022, respectively. Caucharí-Olaroz is expected to achieve a production rate of 40,000 tpa of Li2CO3 before the end of 2022 with production of 40,000 tpa in 2023 to 2060.

Sensitivity analysis on the unlevered economic results for the 40,000 tpa of Li2CO3 over a 40-year operating period are summarized in Tables 4 and 5 and reported on a 100% equity project basis.

Table 4: Caucharí-Olaroz - After-Tax NPV Sensitivity Analysis

Discount Rate	Low Case NPV(1)	Base Case NPV(1)	High Case NPV(1)
(%)	$10,000/t Li2CO3 ($ millions)	$12,000/t Li2CO3 ($ millions)	$14,000/t Li2CO3 ($ millions)
6%	$1,803	$2,446	$3,075
8%	$1,297	$1,781	$2,252
10%	$953	$1,330	$1,693
1.

Total capital costs of $565 million include $105 million in capital costs sunk as of June 30, 2019 excluded from NPV. Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Financial Measures”.

Table 5: Caucharí-Olaroz - EBITDA Sensitivity Analysis

Lithium Carbonate Price ($/t Li2CO3)	Average EBITDA(1) ($ millions)
$10,000	$235
$12,000	$307
$14,000	$379
1.	Refers to a non-IFRS financial measure. Please see the discussion included at the end of this MD&A under “Non-IFRS Financial Measures”.

Mineral Reserve Estimation

Montgomery & Associates Inc. ("Montgomery") was engaged to update the Mineral Reserves in brine for various areas within the Salar de Caucharí and Salar de Olaroz in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012). The authors of the DFS believe the Mineral Reserve Estimate has been conservatively modeled and represents a Proven Reserve for Year 1 through 5 of full-scale extraction wellfield pumping and a Probable Reserve for Years 6 to 40 of full-scale extraction wellfield pumping.

Mineral Reserves for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Reserves are summarized in Table 6 and are reported on a 100% project equity basis.

10

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Table 6: Caucharí-Olaroz - Mineral Reserves

				Without Processing Efficiency		Assuming 53.7% Processing Efficiency
Category	Time Period (years)	Average Lithium Grade (mg/L)	Brine (m³)	Lithium Metal (tonnes)	LCE (tonnes)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	1 - 5	616	1.6 x 10[7]	96,650	514,450	51,900	276,250
Probable	6 - 40	606	9.6 x 10[8]	586,270	3,120,590	314,830	1,675,770
Total	40	607	1.1 x 10[9]	682,920	3,635,040	366,730	1,952,020

Notes:

1.	The Mineral Reserve Estimate has an effective date of May 7, 2019.
2.	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
4.	The Production Period is inclusive of the start of the model simulation (Year 1).
5.	The average lithium concentration is weighted by per well simulated extraction rates.
6.	Tonnage is rounded to the nearest 10.
7.	Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Resource Estimation

Since the effective date of the previous Mineral Resource Estimate (February 13, 2019), the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated hydrostratigraphic unit (“HSU”) model to Measured and Indicated Resource aquifer volume of the deeper HSUs. The Updated Mineral Resource Estimate at the Measured, Indicated, and Inferred Mineral Resource classification (CIM, 2014) for lithium is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume.

Mineral Resources for Caucharí-Olaroz have an effective date of May 7, 2019. Mineral Resources are summarized in Table 7 and are reported on a 100% project equity basis.

Table 7: Caucharí-Olaroz - Mineral Resources

Category	Average Lithium Grade (mg/L)	Brine (m³)	Lithium Metal (tonnes)	LCE (tonnes)
Measured	591	1.1 x 10[9]	667,800	3,554,700
Indicated	592	5.2 x 10[9]	3,061,900	16,298,000
Measured & Indicated	592	6.3 x 10[9]	3,729,700	19,852,700
Inferred	592	1.5 x 10[9]	887,300	4,722,700

Notes:

1.	The Mineral Resource Estimate has an effective date of May 7, 2019 and is expressed relative to the Resource Evaluation Area and a lithium grade cut-off of greater than or equal to 300 mg/L.
2.	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of Lithium Metal.
3.

The Mineral Resource Estimate is not a Mineral Reserve Estimate and does not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4.	Calculated brine volumes only include Measured, Indicated, and Inferred Mineral Resource volumes above cut-off grade.
5.	The Mineral Resource Estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines (2012 and 2014).
6.	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass project, a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, through its wholly owned subsidiary, Lithium Nevada.

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA and remains on track to obtain major construction permits for Phase 1 by the end of 2020. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km due south of the Oregon border. The Thacker Pass project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as a politically stable jurisdiction and one of the most concentrated areas in the world for skilled mining labor and services.

The Thacker Pass project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

Regulatory & Permitting

Federal National Environmental Policy Act

The Company submitted its final Plan of Operation (“Final PoO”) in August 2019 to the Bureau of Land Management. Within 30 days of that submission, the BLM deemed the Final PoO complete and compliant with the applicable regulations (43 CFR 3809). Lithium Nevada has submitted numerous environmental baseline studies based on historical data-collection to inform the public agencies about the Project and related resources. BLM has selected a third-party contractor to write the Environmental Impact Statement, and an administrative draft of the EIS is scheduled to be completed by the end of 2019. The EIS will assist federal, state and local regulatory agencies in their review of the Company’s applications for environmental and land-use permits. Coinciding with the advancement of the initial draft EIS, the BLM is expected to issue a Notice of Intent (“NOI”) by December 2019 that commences the formal National Environmental Policy Act (“NEPA”) EIS public process. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a robust public engagement process. Following the completion of the public process, which is required to be finalized within twelve months of the NOI, the BLM is expected to issue a Record of Decision (“ROD”). The Company’s engagement with government, Tribal and other stakeholders is planned to continue over the next year in anticipation of the ROD being issued in Q4 2020. The ROD will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if necessary.

Plan of Exploration

Effective as of August 1 2018, the Company updated the Measured and Indicated mineral resource at Thacker Pass to 6.0 million tonnes of LCE at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to approximately 2.3 million tonnes of LCE at 2,932 ppm Li. Additional exploration targets have been identified outside the existing resource boundary. Prompted by the discovery of lithium mineralization in the Southwest Basin in 2017, Lithium Nevada has submitted permit applications for a proposed future exploration program in the southern and eastern areas of Thacker Pass.

Water Rights

Lithium Nevada has secured water rights that it believes will be sufficient to meet or exceed requirements for Phase 1 production. Use of the water rights will be subject to customary regulatory approvals including the transfer of the point of diversion, point of use and manner of use prior to production.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Commercial Agreements

North American Coal

During Q2 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining LLC (“Sawtooth Mining”), a subsidiary of NAACO Industries Inc. and North American Coal Corporation (“North American Coal”), on its Thacker Pass project.  Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance and all mining and mine closure services of the Thacker Pass surface mine that will supply all of Lithium Nevada’s lithium-bearing ore requirements. North American Coal, through its many subsidiaries, operates nine surface coal mines and provides services at twenty aggregates quarries in the United States, with annual total deliveries exceeding 70 million tonnes in 2018. By engaging with Sawtooth Mining and North American Coal during project development, Thacker Pass expects to leverage over 100 years of sedimentary mining experience and one of the best safety and environmental performance records in the industry, which is expected to further de-risk Project execution.

The Mining Agreement asserts that Sawtooth Mining will play an active role assisting Lithium Nevada with Thacker Pass’ permitting and development. In addition, Sawtooth Mining will provide Lithium Nevada i) $3.5 million in seven consecutive equal quarterly instalments (of which, $1.5 million has already been received, with $0.5 million received in Q3 2019 and an additional $0.5 million received subsequent to the end of the quarter) and ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to $50 million to procure all mobile mining equipment required for Phase 1 operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of $4.7 million upon achieving commercial production, or repay the $3.5 million without interest if the final project investment decision is not made by 2024.

The Industrial Company

Lithium Nevada has also entered into a master services agreement with The Industrial Company (“TIC”) a division of Kiewit Corporation (“Kiewit”), which has responsibility for the overall cost estimate in the feasibility study and is expected to have responsibility for engineering design of the plant, water supply infrastructure, electrical infrastructure, and general site works. Upon agreement between Lithium Nevada and TIC, the agreement may be expanded to include TIC as the prime contractor for construction of the plant. TIC and Kiewit have extensive experience building mines and processing facilities in the U.S. and have access to an experienced workforce of over 20,000 employees.

Process Engineering & Design

Process Testing Facility

The Thacker Pass process optimizes and reconfigures several commercially-proven techniques in extractive metallurgy designed specifically for the processing of lithium bearing clays. To date, Lithium Nevada’s process testing facility located in Reno, Nevada has produced over 5,000 kg of high-quality lithium sulphate brine (“lithium sulphate”) from Thacker Pass ore. The process has been optimized by upgrading the ore through a wet attrition process followed by a hydrocyclone to remove coarse material with relatively low lithium content. The process test work has demonstrated an increase in lithium concentration by over 25% which results in reduced acid consumption per tonne of LCE.

In addition to optimizing acid consumption, the process testing facility has also generated tailings samples that are being used for stability and geochemical analysis, as well as feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

Figure 3 shows the high-grade lithium slurry at Lithium Nevada’s process testing facility located in Reno, Nevada.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

FIGURE C Thacker Pass – Process Testing Facility

Crystallizer Vendors

Experienced crystallization vendors have been engaged to develop the design and cost estimate for process equipment to manufacture high-purity lithium products from lithium sulphate, including lithium carbonate and lithium hydroxide.  Vendors have agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulphate produced at the process testing facility in Reno, Nevada. Lithium Nevada expects to send samples of Thacker Pass’ lithium products to potential customers and partners to confirm quality specifications required for battery materials.

Patent Application

A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects of Lithium Nevada’s proprietary lithium extraction technology, which includes elements from the attrition process through to crystallization.

Environmental & Social Responsibility

Environmental Responsibility

Lithium Nevada’s objective is to produce the most environmentally responsible lithium products. The nature of the deposit combined with the simple processing flowsheet and advanced pollution control technologies are expected to result in low water and energy requirements and minimal greenhouse gas emissions. The cogeneration facility produces a significant amount of carbon-free electricity that will be used to power the processing facilities. As a result, Lithium Nevada may be in a position to produce the first and only carbon-neutral lithium products.

Great Basin Sagebrush Restoration Fund

Consistent with the Company’s focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”) in 2017. The Fund’s mission is to improve sagebrush habitat through cost-effective habitat rehabilitation methods. The research has produced numerous successes in seed enhancement technology, precision rehabilitation and

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

genetics. The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada. Several major mining companies and the BLM have recently made funding commitments, and the Fund is currently the largest sagebrush restoration fund in the United States.

Community Relations

Lithium Nevada is committed to being a good neighbor and has developed a community engagement strategy based on transparency, early engagement and frequent communication. Open houses have been held in Winnemucca and Orovada to communicate the progress of Thacker Pass and collect feedback. Lithium Nevada is engaged with the local McDermitt Tribal government and has made commitments to provide skills training, jobs and economic opportunities. A project engagement agreement has been executed with the McDermitt Tribe to facilitate this process.

Feasibility Study

Building on the results of the 2018 PFS, Lithium Americas expects to release an NI 43-101 compliant feasibility study by mid-2020, which will incorporate detail on the status of the permitting process, outcomes of the 2018 exploration program, results generated by the process testing facility, updated project design, costs and economic results. The Company is targeting an initial phase (“Phase 1”) production capacity of 20,000 tonnes per annum of LCE and is evaluating the production of high-quality lithium carbonate or lithium hydroxide depending on feedback from potential strategic partners and customers.

Financing Strategy

Lithium Americas intends to explore a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass. The Company expects to begin a formal financing process in 2020.

RheoMinerals

Most of RheoMinerals’ $4.3 million of sales in the nine months ended September 30, 2019 (2018 - $3.4 million) were to oil and gas service sector customers.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets	292,134	164,876	139,748	103,939	108,105	103,868	107,866	113,491
Property, plant and equipment	137,202	6,803	6,866	5,423	17,488	17,730	17,859	18,070
Working capital	102,838	31,748	38,019	43,574	28,834	32,572	47,773	57,494
Total liabilities	127,393	89,790	60,260	21,657	14,616	5,553	3,093	4,724
Organoclay sales	1,535	1,487	1,280	1,472	1,420	855	1,096	452
Expenses	(3,311)	(5,612)	(3,205)	(11,956)	(6,457)	(7,353)	(5,659)	(5,863)
Net income/(loss) for the period	68,968	(6,654)	(4,473)	(9,618)	(7,433)	(6,649)	(4,567)	(5,805)
Basic income/(loss) per common share	0.77	(0.07)	(0.05)	(0.11)	(0.08)	(0.08)	(0.05)	(0.05)

Note: Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

In Q3 2019, upon closing of the Project Investment, the Company accounts for its investment in Cauchari-Olaroz as a joint operation and recognizes its share of any assets, liabilities and results of the Cauhari-Olaroz project. This resulted in significant increases in total assets, property, plant and equipment, working capital and total liabilities.

Changes in the Company’s total assets are driven mainly by financings, transactions, increases in loans and contributions to the Joint Operation and expenses in the period. In Q3 2019 total assets increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730, property, plant and equipment of $130,553 and other assets. In Q2 2019 and Q1 2019 total assets increased primarily as a result of the $28,750 and $37,500, respectively, in loans made to Minera Exar which were funded by drawdowns from the senior credit facility, partially offset by the expenses incurred in the period.

Changes in the Company’s working capital are driven by financings, transactions, equity contributions and loans made by the Company to Minera Exar, and expenses in the period. In Q3 2019 working capital increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730 and other assets and liabilities. In Q4 2018 working capital increased primarily as a result of $25,000 in loans which were repaid by Minera Exar to the Company as part of the Transaction.

In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of the Joint Operation’s borrowings of $28.0 million.

The increase in the Company’s expenses in Q4 2018 was a result of the $11,580 impairment of Organoclay property, plant and equipment, which also decreased PP&E in the same quarter, and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in Joint Venture as a result of the Transaction.

Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492.

RheoMinerals’ organoclay sales fluctuate from quarter to quarter mainly due to the timing of oil and gas drilling and activity of its US-based customers and overall market trends of the oil and gas industry.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Results of Operations – Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018

The following table summarizes the key items that resulted in the gain for the nine months ended September 30, 2019 versus loss for the nine months ended September 30, 2018, as well as certain offsetting items:

Financial results	Nine months ended September 30,		Change
	2019	2018
	$	$	$
Organoclay sales	4,302	3,371	931
Cost of sales	(5,041)	(4,998)	(43)
Exploration expenditures	(5,621)	(7,323)	1,702
Organoclay research and development	(284)	(423)	139
General and administrative expenses	(5,731)	(7,555)	1,824
Share of gain/(loss) in Joint Venture	3,648	(271)	3,919
Stock-based compensation	(3,085)	(3,897)	812
Gain on dilution of interest in Joint Venture	74,492	-	74,492
Transaction costs	(1,102)	-	(1,102)
Foreign exchange (loss)/gain	(1,465)	1,523	(2,988)
Finance costs	(4,132)	(70)	(4,062)
Other income	1,865	994	871
Net Income/(Loss)	57,846	(18,649)	76,495

Net income for the nine months ended September 30, 2019 was $57,846 compared to net loss of $18,649 for the nine months ended September 30, 2018. Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492. Excluding this gain, the decrease in the net loss of $2,003 was mainly attributable to a share of income (versus loss during the nine months ended September 30, 2018) in Joint Venture, higher organoclay sales and other income and a decrease in exploration expenditures and general and administrative expenses, partially offset by a foreign exchange loss (versus gain during the nine months ended September 30, 2018), transaction costs and finance costs.

Organoclay Sales and Cost of Sales

The organoclay sales during the nine months ended September 30, 2019 were $4,302 (2018 - $3,371), with related production costs of $4,692 (2018 - $4,238) and depreciation expense of $349 (2018 - $760) resulting in gross loss of $739 (2018 - $1,627).

Expenses

Exploration expenditures during the nine months ended September 30, 2019 of $5,621 (2018 – $7,323) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture during the nine months ended September 30, 2019 of $3,648 (2018 – loss of $271) mainly represents the Company’s share of the Exar Capital B.V. interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

Stock-based compensation during the nine months ended September 30, 2019 of $3,085 (2018 - $3,897) is a non-cash expense and consists of the $240 (2018 - $2,916) estimated fair value of stock options, the $1,879 (2018 - $832) fair market value of RSUs and the $966 (2018 – $149) fair value of PSUs vested during the period. During the nine months ended September 30, 2019 the Company granted 99 DSUs to its directors. Higher stock-based

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

compensation during the comparative period in 2018 was mainly due to the timing and the number of the new stock option grants and RSU awards to the Company’s employees and officers.

Included in General and Administrative expenses during the nine months ended September 30, 2019 of $5,731 (2018 - $7,555) are:

-	Office and administrative expenses of $765 (2018 - $942) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.
-

Professional fees of $722 (2018 - $934) consist of legal fees of $188 (2018 – $423), consulting fees of $307 (2018 - $309), public relations fees of $nil (2018 - $34), and accounting fees of $227 (2018 - $169). The decrease is due to the costs of listing the Company on the NYSE in the comparative period of 2018.

-	Salaries and benefits of $2,945 (2018 - $3,689) decreased due to the timing and the amount of bonus payments in the periods.
-	Regulatory and filing fees of $203 (2018 - $768) decreased due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

During the nine months ended September 30, 2019 the Company recognized a foreign exchange loss of $1,465 (2018 – gain of $1,523). The loss was due to the weakening of the US dollar against the Canadian dollar and Argentinian peso against the US dollar. The Company holds most of its cash in US currency. The Company recognizes its share of foreign exchange loss of Minera Exar due to revaluation of monetary balances in Argentinian pesos. Other income during the nine months ended September 30, 2019 was $1,865 (2018 - $994) and includes interest income earned on the Company’s cash and cash equivalents, Company’s share of interest income earned on loans to Minera Exar and a $150 progress payment received by RheoMinerals from Delmon.

Results of Operations – Three Months Ended September 30, 2019 Compared to the Three Months Ended September 30, 2018

The following table summarizes the items that resulted in the net income for the three months ended September 30, 2019 (Q3 2019) versus net loss for the three months ended September 30, 2018 (Q3 2018):

Financial results	Three months ended September 30,		Change
	2019	2018
	$	$	$
Organoclay sales	1,535	1,420	115
Cost of sales	(1,833)	(2,009)	176
Exploration expenditures	(2,293)	(3,718)	1,425
Organoclay research and development	(1)	(149)	148
General and administrative expenses	(1,163)	(1,651)	488
Share of gain/(loss) in Joint Venture	551	(1)	552
Stock-based compensation	(405)	(938)	533
Gain on dilution of interest in Joint Venture	74,492	-	74,492
Transaction costs	(52)	-	(52)
Foreign exchange (loss)	(840)	(722)	(118)
Finance costs	(2,139)	(70)	(2,069)
Other income	1,116	405	711
Net Income/(Loss)	68,968	(7,433)	76,401

Net income for the three months ended September 30, 2019 was $68,968 compared to a loss of $7,433 for the three months ended September 30, 2018. Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492. Excluding this gain, the Company’s net loss was lower in the Q3 2019 period by $1,909 mainly due to a decrease in exploration expenses, a share of gain (versus loss in Q3 2018) in Joint Venture,

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

higher organoclay sales and a decrease in general and administrative costs and stock-based compensation being partially offset by transaction costs and finance costs and an increase in the foreign exchange loss.

Organoclay Sales and Cost of Sales

The organoclay sales in Q3 2019 were $1,535 (Q3 2018 - $1,420), with related production costs of $1,770 (Q3 2018 - $1,614) and depreciation expense of $63 (Q3 2018 - $395) resulting in gross loss of $298 (Q3 2018 - $589).

Expenses

Exploration expenditures in Q3 2019 of $2,293 (Q3 2018 – $3,718) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture in Q3 2019 of $551 (Q3 2018 – loss of $1) mainly represents the Company’s share of the Exar Capital B.V. interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

Stock-based compensation in Q3 2019 of $405 (Q3 2018 - $938) is a non-cash expense and consists of the $4 (Q3 2018 - $636) estimated fair value of stock options, the $75 (Q3 2018 - $153) fair market value of RSUs, and the $326 (Q3 2018 – $149) fair value of PSUs vested during the period. In Q3 2019 the Company granted 39 DSUs to its directors. Lower stock-based compensation during Q3 2019 was mainly due to the timing of the stock-based compensation awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q3 2019 of $1,163 (Q3 2018 - $1,651) are:

-	Office and administrative expenses of $131 (Q3 2018 - $303) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.
-

Professional fees of $210 (Q3 2018 - $243) consist of legal fees of $10 (Q3 2018 – $61), consulting fees of $112 (Q3 2018 - $131) and accounting fees of $88 (Q3 2018 - $47). The decrease is due to the timing of expenses.

-

Salaries and benefits of $668 (Q3 2018 - $735) include compensation to the Company’s employees and directors’ fees. The decrease in salaries and benefits is mainly due to the timing and the amount of bonus payments in the periods.

-	Regulatory and filing fees were $56 (Q3 2018 - $69). The decrease is due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

The Company recognized in Q3 2019 a foreign exchange loss of $840 (Q3 2018 –$722). The loss was due to the softening of the US dollar against the Canadian dollar and the Argentinian peso against the US dollar. Other income in Q3 2019 was $1,116 (Q3 2018 - $405) and includes interest income earned on loans to Minera Exar and on the Company’s cash and cash equivalents.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine months ended September 30,
	2019 $	2018 $
Cash used in operating activities	(13,553)	(13,873)
Cash provided by/(used in) investing activities	13,590	(23,387)
Cash provided by financing activities	67,210	8,031
Effect of foreign exchange on cash	(699)	(215)
Change in cash and cash equivalents	66,548	(29,444)
Cash and cash equivalents - beginning of period	41,604	55,394
Cash and cash equivalents - end of the period	108,152	25,950

As at September 30, 2019, the Company had cash and cash equivalents of $108,152 and working capital of $102,838 compared to cash and cash equivalents of $25,950 and working capital of $28,834 as at September 30, 2018.

On August 16, 2019, the Company closed the Project Investment, which resulted in Ganfeng and the Company each holding a 50% interest in Minera Exar. See discussion elsewhere herein.

Lithium Americas’ 50% share of Minera Exar’s construction costs is expected to be fully-funded with $221,000 still available under the Company’s credit and loan facilities and net proceeds from the $160,000 Project investment. Thacker Pass project permitting and DFS costs are expected to be funded from available cash on hand. The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Operation on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Operation partner, Ganfeng.

The Company is in the development stage and as such, does not generate sufficient revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the nine months ended September 30, 2019, was $13,553 compared to $13,873 during the comparative period ended September 30, 2018. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities generated net cash of $13,590 during the nine months ended September 30, 2019, compared to $23,387 of net cash used in investing activities during the comparative period ended September 30, 2018. This significant increase is largely as a result of the Company recognizing its 50% share of the cash and cash equivalents of Minera Exar, in the amount of $79,984, upon the closing of the Project Investment in August 2019. During the nine months ended September 30, 2019, the Company advanced $67,330 to Minera Exar as contributions and loans (2018 - $23,247). The advances and loans are used by Minera Exar for mining exploration or mining

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

construction and development purposes. Upon closing of the Project Investment Minera Exar repaid $8,778 in loans and accrued interest to the Company. During the nine months ended September 30, 2018, $833 of an escrow deposit made pursuant to the Joint Venture agreement with SQM POTASIO S.A., who was the Company’s original partner in the Joint Venture, was released. The remaining cash used in investing activities was for the additions to property, plant and equipment of $7,323 (2018 - $309) and additions to exploration and evaluation assets of $519 (2018 - $664).

Financing Activities

Credit Facility

During the nine months ended September 30, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility. Total drawn under the facility as at September 30, 2019 is $83,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

During the three months ended September 30, 2019, BCP Innovation Pte Ltd. (“Bangchak”) committed to provide up to $50 million of additional debt financing (subject to consent of Ganfeng) on substantially the same terms as the Company’s existing senior credit facility. For more information, please see discussion below under “Related Party Transactions”.

Limited Recourse Loan Facility

In October 2018, in connection with the Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on this loan facility.

During the nine months ended September 30, 2018 the Company paid $1,834 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings.

CURRENT SHARE DATA (in thousands)

As at the date of this MD&A, the Company has 89,729 Common Shares issued and outstanding, 2,502 RSUs, 1,019 PSUs, 228 DSUs, and 3,746 stock options. RSUs, DSUs and stock options are all convertible into, or exercisable for the purchase of, Common Shares on a one-for-one basis. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to the Company’s annual financial statements for the year ended December 31, 2018 for details).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $3,950 during the nine months ended September 30, 2019.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

During the nine months ended September 30, 2019, the Company’s 50% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $28 (2018 - $28).

There were no contractual or other commitments arising from the related party transactions described above in this Related Party Transactions section of the MD&A. The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of Cauchari-Olaroz from its current targeted production of 25,000 tpa to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50 million of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose. Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4 and 6 of the Company’s September 30, 2019 unaudited condensed consolidated interim financial statements.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

The remuneration of directors and members of the executive management team was as follows:

	For the nine months ended September 30,
	2019 $	2018 $
Stock-based compensation	2,115	1,959
Salaries, benefits and directors' fees included in general and administrative expenses	2,066	2,147
Salaries and benefits included in exploration expenditures	291	470
Salaries and benefits capitalized to Investment in the Joint Venture	505	697
Salaries and benefits included in PP&E	82	-
	5,059	5,273

	As at September 30,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	167	164

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

CONTRACTUAL OBLIGATIONS

As at September 30, 2019, the Company had the following contractual obligations (in USD thousands, undiscounted):

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility and Joint Operation borrowings¹	-	6,709	176,514	183,223
Accounts payable and accrued liabilities	9,862	-	-	9,862
Obligations under office leases¹	104	283	697	1,084
Other obligations¹	60	231	7,859	8,150
Total	10,026	7,223	185,070	202,319

¹ Credit facility, Joint Operation borrowings, Obligations under office leases and Other obligations include principal and interest/finance charges.

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s September 30, 2019 unaudited condensed consolidated interim financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made during the nine months ended September 30, 2019, the Company has $221 million of undrawn credit facilities available to finance its share of the capital costs of the Joint Operation.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

The Company and its subsidiaries, including its joint operation Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2019.  The Company’s reclamation bond arrangement is disclosed below.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $269 for the Thacker Pass project as at September 30, 2019. The Company’s $1,008 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 restricted cash.

The Company’s 50% share of the Minera Exar liability for decommissioning provision that arose to date as a result of construction activities is $129 as at September 30, 2019.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 for Critical Accounting Estimates and Judgements disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty during the nine months ended September 30, 2019 were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018 other than below.

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

On closing of the Project Investment (as defined in Note 4 to the Company’s September 30, 2019 unaudited condensed consolidated interim financial statements) Lithium Americas and Ganfeng have implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

Other facts and circumstances have led the Company to conclude that upon closing of the Project Investment Minera Exar and Exar Capital BV are a joint operation for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provisions of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company will take its share of the output from the assets directly over the life of the arrangement. Exar Capital BV is subject to the same constraints and controls as Minera Exar. After considering these factors the Company concluded that based on the provisions of the Shareholders’ Agreement, as amended by the Project Investment transaction, Minera Exar and Exar Capital B.V is a joint operation (“Joint Operation”). Prior to closing of the Project Investment, Minera Exar and Exar Capital B.V. were accounted for as Joint Ventures under the equity method.

Accounting Policies

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and are the only source of funding the liabilities relating to the arrangement. In relation to the Company’s interest in the joint operation, the Company recognizes its share of any assets, liabilities, revenues and expenses of the joint operation.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method. On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Leases

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

Leases Accounting Policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effects of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form for the year ended December 31, 2018 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com.

INVESTOR RELATIONS

Jon Evans, President and CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company. Dr. Gao is Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd., and has previously held senior positions with Pulead, Molycorp and FMC Corp.’s lithium division. Dr. Gao has a PhD in physics from the University of British Columbia.

In Q3 2019, the Board of Directors appointed Ignacio Celorrio as Executive VP, International Affairs. Ignacio has over twenty-five years of experience counseling international clients in legal and institutional affairs in the mining sector. Through his practice, he has engaged with federal and provincial authorities, NGO’s and other civic society participants in every Argentine mining province, as well as several Canadian and Australian institutions. In addition to several legal associations, Ignacio has been a Board Member of CAEM (Argentine Chamber of Mining

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Entrepreneurs) for almost ten years and a direct participant in a majority of Argentinean mining companies associations.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Ernest Burga, P.Eng., David Burga, P.Geo., Wayne Genck, P.Eng., Tony Sandford, Pr.Sci.Nat. and Daniel Weber P.G., RM-SME prepared the DFS.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a full-time employee of Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Thacker Pass project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the NI 43-101 technical report of Lithium Americas dated effective August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, available on SEDAR.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Update Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated August 19, 2019 available on SEDAR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design and operating effectiveness of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

NON-IFRS FINANCIAL MEASURES

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issues.   As used herein, EBITDA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of Minera Exar’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project.  Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass projects, including timing, anticipated productions, and results thereof, the expected benefits from the Project Investment; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s Joint Operation with Ganfeng; successful operations of the Ganfeng co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax NPV and IRR and sensitivity analyses, cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass Project; timing, results and completion of the Thacker Pass feasibility study; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project and for permitting and DFS activities at Thacker Pass; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the affect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;

30

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(all amounts are in US$)

•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production at the Thacker Pass project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be developed into Mineral Reserves; whether mineral resources can ever be converted into mineral reserves, that the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s other senior lender (Ganfeng) thereto, and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks, including those (if any) related to the car accident in Q2 2019; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the affect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

31